                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)


                                GTI CORPORATION
                                (Name of issuer)

                    COMMON STOCK, $0.04 PAR VALUE PER SHARE
                         (Title of class of securities)

                                  362360 10 9
                                 (CUSIP number)

  L. Sharp, Company Secretary, Telemetrix Plc, Knaves Beech Estate, Loudwater,
                 High Wycombe, Buckinghamshire HP10 9QZ England
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



                                  May 26, 1998
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

                              AMENDMENT NO. 13 TO
                                 SCHEDULE 13D

          This Amendment No. 13 to Schedule 13D is being filed on behalf of Dr. William P. Venter ("Venter"), Biltron (PTY) Limited, a South African corporation ("Biltron"), Ventron Corporation Limited, a South African corporation ("Ventron"), Allied Electronics Corporation Limited, a South African corporation ("Altron"), Telemetrix PLC, a company incorporated in England and Wales ("Telemetrix"), Telemetrix Investments Limited, a company incorporated in England and Wales ("Investments"), and Telemetrix Overseas Investments BV, a Dutch corporation ("Overseas") (collectively, the "Reporting Persons"), to amend the Schedule 13D, dated February 20, 1987, as amended by Amendment No. 1, dated June 13, 1987, Amendment No. 2, dated October 2, 1987, Amendment No. 3, filed on or about November 14, 1988, Amendment No. 4, dated February 17, 1989, Amendment No. 5, dated March 22, 1990, Amendment No. 6 dated September 17, 1990, Amendment No. 6(sic) dated February 6, 1992, Amendment No. 7(sic) dated March 31, 1992, Amendment No. 9 dated December 7, 1992, Amendment No. 10 dated August 8, 1994, Amendment No. 11 dated May 30, 1997 and Amendment No. 12 dated February 18, 1998 (as amended, the "Schedule 13D"), relating to shares of Common Stock, par value $.04 per share ("GTI Common Stock"), issued by GTI Corporation, a Delaware corporation ("GTI").


ITEM 4.  PURPOSE OF TRANSACTION.

          At the time of its initial acquisition of GTI Common Stock, Altron had been interested in investing in one or more United States-based companies with operations in fields related to those of its South African and international operating subsidiaries. The principal purpose of the acquisitions of the shares of GTI Common Stock and GTI Preferred Stock described in paragraphs
(a),(b),(c),(d) and (e) of Item 3 hereof was to effect such investments.

          The principal purpose of the acquisition of the GTI Common Stock described in paragraph (f) of Item 3 hereof was to provide a portion of the funds required by GTI in connection with GTI's acquisition of approximately 91% of the outstanding capital stock of Valor Electronics, Inc., a California corporation, which develops, manufactures and distributes a variety of electronic component parts and subsystems.

          The purpose of Telemetrix's contribution of 3,919,300 shares of GTI Common Stock and 8,110 shares of GTI Preferred Stock to Investments, a wholly-owned subsidiary of Telemetrix, described in paragraph (g) of Item 3 hereof was to effect an internal restructuring of the investments of Telemetrix.

          The purpose of the acquisition described in paragraph (h) of Item 3 hereof was to provide a portion of the funds for the acquisition by GTI of 71.5% of Promptus Communications, Inc., a Rhode Island corporation, on January 6, 1995. The percentage of the outstanding GTI Common Stock beneficially owned by the Reporting Persons did not change as a result of the foregoing acquisition as GTI concurrently issued an additional 275,000 shares to unrelated third parties.

          The purpose of Investments' transfer of 450,000 shares of GTI Common Stock to Telemetrix and Telemetrix's subsequent contribution of such 450,000 shares of GTI Common Stock to Overseas described in paragraph (i) of Item 3 hereof was to effect an internal restructuring of the investments of Telemetrix.

          Telemetrix provided the loan to Valor Electronics Inc., a wholly-owned subsidiary of GTI, and obtained the Common Stock Purchase Warrant (the "Warrant") in connection with the loan described in paragraph (j) of Item 3 hereof, for the purpose of providing Valor with funds needed to alleviate liquidity shortfalls caused primarily by operating losses experienced at that time.

          On May 26, 1998, GTI announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement") with Technitrol International, Inc. ("International") and a subsidiary of International (the "Subsidiary") providing for the acquisition of GTI by International by means of a merger (the "Merger") of the Subsidiary with and into GTI. Upon consummation of the Merger, each share of GTI Common Stock will be converted into $3.10 in cash, each share of GTI Preferred Stock will be converted into $726.37 in cash, the Warrant will be canceled and GTI will become a wholly-owned subsidiary of International. At the time of the execution of the Merger Agreement, Telemetrix entered into an agreement with Technitrol, Inc., the parent of International ("Technitrol"), and International pursuant to which Telemetrix agreed (i) to call a special meeting of its shareholders (the "Telemetrix Shareholders Meeting") to vote upon the disposition (the "Disposition") of the GTI Common Stock and GTI Preferred Stock owned directly or indirectly by it upon consummation of the Merger, (ii) that the Telemetrix directors would, subject to their fiduciary duties, recommend that Telemetrix shareholders vote in favor of the Disposition at the Telemetrix Shareholders Meeting, and (iii) that in the event the Telemetrix shareholders approve the Disposition, Telemetrix would cause the shares of GTI Common Stock and GTI Preferred Stock owned directly or indirectly by it to be voted in favor of the Merger at the meeting of GTI stockholders held for the purpose of voting upon the Merger.

          The trustee of two trusts (the "Trusts") that own beneficially an aggregate of 43,163,169 ordinary shares of Telemetrix (representing 46.89% of the outstanding Telemetrix ordinary shares) has agreed with Technitrol to cause those shares owned beneficially by the Trusts to be voted in favor of the Disposition at the Telemetrix Shareholders Meeting. One or more of the Discretionary Beneficiaries referred to in Item 2 above may be deemed to have a contingent beneficial interest in the Trusts.

SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment statement is true, complete and correct.

Dated:  June 10, 1998


                                   /s/ WILLIAM P. VENTER
                                   --------------------------------------
                                   Dr. William P. Venter


                                   BILTRON (PTY) LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director


                                   VENTRON CORPORATION LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director/Chairman


                                   ALLIED ELECTRONICS CORPORATION LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director/Chairman


                                   TELEMETRIX PLC


                                   By:  /s/ TIMOTHY M. CURTIS
                                      -----------------------------------
                                   Name:   Timothy M. Curtis
                                   Title:  Director

                                   TELEMETRIX INVESTMENTS LIMITED


                                   By:  /s/ TIMOTHY M. CURTIS
                                      -----------------------------------
                                   Name:   Timothy M. Curtis
                                   Title:  Director


                                   TELEMETRIX OVERSEAS INVESTMENTS BV


                                   By:  /s/ B.D. RATTRAY
                                      -----------------------------------
                                   Name:   B.D. Rattray
                                   Title:  Director

                                                                       EXHIBIT P
                                                                       ---------


                             JOINT FILING STATEMENT
                           PURSUANT TO RULE 13D-1(F)

          The undersigned acknowledge and agree that the foregoing Amendment No. 13 to Schedule 13D ("Amendment No. 13") is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of any required amendments, and for the completeness and accuracy of the information concerning him or it contained in Amendment No. 13 or any subsequent amendment filed by or on behalf of him or it, but shall not be responsible for the completeness and accuracy of the information concerning any others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June 10, 1998


                                        /s/ WILLIAM P. VENTER
                                   --------------------------------------
                                   Dr. William P. Venter


                                   BILTRON (PTY) LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director


                                   VENTRON CORPORATION LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director/Chairman


                                   ALLIED ELECTRONICS CORPORATION LIMITED


                                   By:  /s/ WILLIAM P. VENTER
                                      -----------------------------------
                                   Name:   Dr. William P. Venter
                                   Title:  Director/Chairman

                                   TELEMETRIX PLC


                                   By:  /s/ TIMOTHY M. CURTIS
                                      -----------------------------------
                                   Name:   Timothy M. Curtis
                                   Title:  Director


                                   TELEMETRIX INVESTMENTS LIMITED


                                   By:  /s/ TIMOTHY M. CURTIS
                                      -----------------------------------
                                   Name:   Timothy M. Curtis
                                   Title:  Director


                                   TELEMETRIX OVERSEAS INVESTMENTS BV


                                   By:  /s/ B.D. RATTRAY
                                      -----------------------------------
                                   Name:   B.D. Rattray
                                   Title:  Director